UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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☐	Soliciting Materials Pursuant to Section 240.14a-12

FORWARD INDUSTRIES, INC.
(Name of Registrant as Specified In Its Charter)

TERENCE BERNARD WISE HOWARD MORGAN MICHAEL LUETKEMEYER ERIC FREITAG SANGITA SHAH N. SCOTT FINE DARRYL KEYS
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [●], 2014

TERENCE BERNARD WISE

___________________, 2014

Dear Fellow Forward Stockholder:

I am the beneficial owner of 1,608,541 shares of common stock, par value $0.01 per share (the “Common Stock”), of Forward Industries, Inc., a New York corporation (“Forward” or the “Company”), representing approximately 19.6% of the outstanding shares of Common Stock.  For the reasons set forth in the attached Proxy Statement, I believe significant changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests.  I am therefore seeking your support for the election of five nominees at the 2014 annual meeting of stockholders scheduled to be held [at the offices of Olshan Frome Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022] on [December 30, 2014] at [●]:00 a/p.m., Eastern Time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).  I am seeking to replace five out of the seven current members of the Board due to my significant concerns over what I believe to be a number of highly-questionable related party transactions and poorly conceived corporate strategies being pursued by the Company that I believe have obstructed the realization of shareholder value.  I believe the Board will greatly benefit from the experience of this new slate of nominees. The individuals I have nominated are highly-qualified, capable and ready to serve stockholders to help make Forward a stronger, more profitable, and ultimately more valuable company.

As Forward’s largest shareholder, my interests are aligned with the interests of all Forward shareholders.  There is significant value to be realized at Forward; however, I am concerned that, in my opinion, the Board as currently constituted is not taking the proper action to unlock this value for the benefit of all stockholders. I strongly believe that the Board must be reconstituted to ensure that the interests of the stockholders, the true owners of the Company, are appropriately represented.

As publicly disclosed, I submitted two notices of nominations on June 6 and 26, 2014 to the Company declaring my intent to nominate seven director nominees. On November 14, 2014, the Board voted to reduce the size of the Board from seven directors to five directors – the five-member Board will take effect subsequent to the conclusion of the Annual Meeting. On November 21, 2014, I resubmitted my notice of nominations to the Company to nominate the five director nominees I am now seeking to elect in accordance with the reduced size of the Board. These include three new, independent directors, in addition to myself and Howard Morgan, who currently serve on Forward’s Board, to reconstitute the Board and reestablish its full commitment to a business strategy aimed at enhancing value at this critical juncture.  Your vote to elect my nominees will have the legal effect of replacing three of the Company’s directors.

Certain current members of the Board are seeking to invalidate my notice of nominations and deprive shareholders of a choice for leadership at the Annual Meeting. To that end, on November 13, 2014, they filed a lawsuit in the Supreme Court of the State of New York, Kings County against myself and the individuals that I have nominated to stand for election as directors at the Annual Meeting seeking a judicial declaration that my nominations are invalid. The practical effect of their lawsuit could result in injunctive relief that would enjoin me from soliciting proxies for my nominees and would render any votes for my nominees null. The case is currently pending before the Court, and I intend to vigorously fight against the Board’s efforts to disenfranchise Forward’s shareholders. It is paramount that the shareholders’ democratic right to have a voice in their company’s leadership is upheld.

I urge you to carefully consider the information contained in the attached Proxy Statement and then support my efforts by signing, dating and returning the enclosed [GOLD] proxy card today.  The attached Proxy Statement and the enclosed [GOLD] proxy card are first being furnished to the stockholders on or about ____________, 2014.

If you have already voted for the incumbent management slate on the [COLOR] proxy card, you have every right to change your vote by signing, dating and returning a later dated proxy or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Innisfree M&A Incorporated, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/

Terence Bernard Wise

If you have any questions, require assistance in voting your [GOLD] proxy card, or need additional copies of these proxy materials,
please contact Innisfree at the phone numbers listed below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders call toll free at (888) 750-5834
Banks and Brokers may call collect at (212) 750-5833

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [●], 2014

2014 ANNUAL MEETING OF STOCKHOLDERS

OF

FORWARD INDUSTRIES, INC.

_________________________

PROXY STATEMENT

OF

TERENCE BERNARD WISE

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED [GOLD] PROXY CARD TODAY

Terence Bernard Wise is a significant stockholder of Forward Industries, Inc., a New York corporation (“Forward” or the “Company”), owning approximately 19.6% of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company.  Mr. Wise believes that the Board of Directors of the Company (the “Board”) must be reconstituted to ensure that the interests of the stockholders of the Company are being appropriately represented.  Mr. Wise has nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value.  Mr. Wise is seeking your support at the annual meeting of stockholders scheduled to be held [at the offices of Olshan Frome Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022] on [December 30, 2014] at [●]:00 a/p.m., Eastern Time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect the five (5) director nominees nominated by Mr. Wise: Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag, and N. Scott Fine, (each a “Nominee” and, collectively, the “Nominees”), to the Board to serve until the 2015 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified;

2.	To ratify the appointment of CohnReznick LLP as Forward’s independent registered public accounting firm for the fiscal year ending September 30, 2014;

3.	To vote on a non-binding resolution to approve the compensation of Forward’s named executive officers;

4.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

As of the date hereof, Mr. Wise owns 1,608,541 shares of Common Stock.  Mr. Wise intends to vote his shares [FOR] the election of the Nominees, [FOR/AGAINST] the ratification of the appointment of CohnReznick LLP as Forward’s independent registered public accounting firm for the fiscal year ending September 30, 2014, and [AGAINST] the non-binding resolution to approve the compensation of Forward’s named executive officers, as described here.

The principal executive offices of the Company are 477 S Rosemary Ave., Ste. 217-219, West Palm Beach, FL 33401.

The Board has fixed [December 8, 2014] as the record date for voting at the Annual Meeting (the “Record Date”).  Only shareholders of record as of the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting and any postponement or adjournment thereof.  According to the Company, as of the Record Date there were [●] shares of Common Stock and [●] shares of Convertible Preferred Stock outstanding and eligible for voting at the Annual Meeting.  Each share of Common Stock entitles the holder of record on the Record Date to one vote on each matter to be voted on at the Annual Meeting.  Each share of Convertible Preferred Stock is entitled to vote on an as-converted basis with the Common Stock at the Annual Meeting.  As of the Record Date, the Convertible Preferred Stock outstanding was convertible into [●] shares of Common Stock.  Cumulative voting is not permitted.

If your shares are held in “street” name—that is, your shares are registered in the name of a bank, broker, or other nominee—your broker, bank or other nominee, as the record holder of your shares, is required to vote your shares according to your instructions.  In order to vote your shares, follow the voting instructions on the form you receive from your bank, broker, or other nominee. The availability of telephone and Internet voting will depend on the voting procedures of your bank, broker, or other nominee.

THIS SOLICITATION IS BEING MADE BY TERENCE BERNARD WISE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  MR. WISE IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT, AND SUCH COMPANY PROPOSALS MAY BE AMENDED OR MODIFIED BY THE COMPANY IN ADVANCE OF THE ANNUAL MEETING.  SHOULD OTHER MATTERS, OF WHICH MR. WISE IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED [GOLD] PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

MR. WISE URGES YOU TO SIGN, DATE AND RETURN THE [GOLD] PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED [GOLD] PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

[Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and my [GOLD] proxy card are available at

[_______________________]]

______________________________

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Terence Bernard Wise urges you to sign, date, and return the enclosed [GOLD] proxy card today to vote FOR the election of his Nominees.

	If your shares of Common Stock are registered in your own name, please sign and date the enclosed [GOLD] proxy card and return it in the enclosed postage-paid envelope today.


If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a [GOLD] voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.


Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, Mr. Wise urges you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent.  Remember, you can vote for Mr. Wise’s five Nominees only on the [GOLD] proxy card, so please ensure that the latest dated proxy card you return is the [GOLD] proxy card.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022

Stockholders call toll free at (888) 750-5834
Banks and Brokers may call collect at (212) 750-5833

BACKGROUND TO THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•
On December 8, 2011, Mr. Wise purchased in a private placement 1,076,808 shares of Common Stock beneficially owned by Frank LaGrange Johnson, the current Chairman of the Company. At that time, Mr. Wise also entered into an option agreement (the “Option Agreement”) with Mr. Johnson to acquire an additional 506,733 shares of Common Stock for $1.80 per share exercisable at or within 18 months from the agreement date.

•
On December 15, 2011, Mr. Wise filed a beneficial ownership report with the United States Securities and Exchange Commission (the “SEC”) on Schedule 13D with respect to his ownership of 1,076,808 shares of Common Stock.

•	On February 28, 2012, Mr. Wise was elected to the Board.

•	On or around October 31, 2012, Mr. Johnson exercised his put option under the Option Agreement, and Mr. Wise acquired an additional 506,733 shares of Common Stock.

•	On October 31, 2012, Mr. Wise filed an amended Schedule 13D with the SEC disclosing the transaction and his resulting ownership of 19.6% of Common Stock.

•
On December 10, 2013, following several informal communications expressing his discontent with the investment strategy and general corporate misgovernance of Forward, Mr. Wise delivered a letter to the Board expressing his serious concerns regarding corporate governance issues. In the letter, Mr. Wise expressed his belief that important corporate and strategic decisions were being taken by Board committees without sufficient oversight by the full Board and put forward several committee appointment proposals aimed at diversifying the Board committees.

•
On February 8, 2014, Mr. Wise delivered a letter to the Board reiterating his continuing concerns regarding corporate governance issues as well as his concerns over the independence of the Chairman of the Board, Mr. Johnson. In addition, Mr. Wise posited that the Company was being sidetracked by Mr. Johnson’s efforts to secure a lucrative executive position for himself, rather than focusing on improving Forward’s profitability and performance.

•
On May 5, 2014, Mr. Wise delivered a letter to the Board expressing his belief that certain significant changes to the Board composition should be reviewed and implemented to strengthen its performance. In his letter, Mr. Wise reiterated his belief that the Company and the Board would benefit from the appointment of an independent Chairman, new independent directors, and the diversification of its committees.  Mr. Wise also put forward concrete appointment proposals and director nominations aimed at increasing committee independence and diversity.

•
On May 9, 2014, Mr. Wise, upon reviewing recent management accounts, delivered a letter to the Board that, in conjunction with reiterating his concerns regarding corporate governance issues and the independence of the Chairman of the Board, expressed his disapproval of the Company’s decision to amend a rental agreement with LaGrange Capital Administration, LLC (“LaGrange Capital”) and ratify a fourfold increase in rental charges paid by Forward to LaGrange Capital without Board notice or approval. In his letter, Mr. Wise further commented on the need for improved Board procedures and requested the timely production of Board and committee minute drafts for Board approval.

•
On May 23, 2014, Mr. Wise, concerned with the lack of constructive dialogue or meaningful proposals on the Board’s part to respond to the issues he had raised in previous correspondence, delivered to the Board his form of notice of director nominations for the Annual Meeting.

•
On May 28, 2014, the Board convened a special Board meeting at which an amendment to the Third Amended and Restated By-laws of the Company was approved, providing that in connection with the Company’s Annual Meeting, the deadline for shareholder notices of nominations would be extended until the close of business on June 27, 2014. The full text of the certificate of amendment is as follows:

The undersigned, being the duly acting and appointed Secretary of Forward Industries, Inc., a New York corporation (the “Company”), hereby certifies that the board of directors of the Company (the “Board”) amended paragraph (a)(2) of Section 208 of ARTICLE II of the Third Amended and Restated By-laws of Forward Industries, Inc. (the “Bylaws”), effective as of the date set forth below, to insert the following sentence into Section 208(a)(2) immediately following the second sentence thereof:

“Notwithstanding the foregoing, in connection with the 2014 annual meeting, in the event that the date of the annual meeting is not changed more than 30 days before or more than 30 days after the anniversary of the preceding year’s annual meeting, to be timely a shareholder notice shall be received not later than the close of business on June 27, 2014.”

Additionally, the Board constituted a special committee whose authority was to review and consider the potential nomination of directors by Mr. Wise, enter into any negotiations related thereto, and determine and authorize any agreements with Mr. Wise relating to the potential nominations.

•
On June 2, 2014, Mr. Wise delivered a letter to the Board expressing his disappointment with the Board’s lack of engagement since the May 28, 2014 meeting, despite a commitment to negotiate in good faith. Mr. Wise expressed his intent to file his proxy solicitation if the Board continued to evade commencing a substantive dialogue.

•
On June 3, 2014, Owen King, Chairman of the Board’s Nominating and Governance Committee, delivered a letter to Mr. Wise informing him that the Nominating and Governance Committee had commenced review of Mr. Wise’s director nominations. The letter did not respond to or otherwise mention any of Mr. Wise’s other concerns or proposals.

•
On June 5, 2014, Mr. Wise delivered a letter to Mr. King reiterating his disappointment with the Board’s lack of proposals or other substantive responses to Mr. Wise’s concerns and the Nominating and Governance Committee’s delayed response to his director nominations. In the same letter, Mr. Wise informed the Committee of a replacement director nomination.

•
On June 5, 2014, Mr. Wise also delivered a letter to the Board reiterating his disappointment with the Board’s lack of a constructive response since Mr. Wise’s first letter of December 10, 2013 expressing serious concern with Forward’s underperformance and poor corporate governance.

•
On June 5, 2014, Mr. King delivered a letter to Mr. Wise informing him that the Nominating and Governance Committee would not address Mr. Wise’s corporate governance proposals prior to considering the composition of the Board. The letter did not respond to or otherwise mention any of Mr. Wise’s other concerns or proposals.

•
On June 6, 2014, having received no overture from the Board or any Board committees regarding negotiations over Mr. Wise’s potential nominations, Mr. Wise delivered a letter to Mr. Adam W. Finerman of Olshan Frome Wolosky LLP (“Olshan”) in his capacity as the corporate secretary of the Company nominating four nominees for election to the Board at the Annual Meeting. In the same letter, Mr. Wise requested to inspect certain records and documents of the Company, including a list of security holders.

•
On June 6, 2014, Mr. Wise also issued an open letter to the Board and issued a press release expressing his disappointment with the Company’s chronic underperformance under Mr. Johnson’s Chairmanship and introducing his nominees for election.

•
On June 11, 2014, the Board convened a special Board meeting at which it adopted two resolutions: one, adopting a confidentiality policy; and, another extending the powers given by the Board to the special committee initially formed on May 28, 2014 to include the authority to analyze the ramifications of Mr. Wise’s nominations and to consider any and all actions that should be taken on behalf of the Company as deemed appropriate by the special committee relating directly or indirectly thereto.

•
On June 12, 2014, Mr. Wise delivered a letter to the Board expressing alarm over the procedures taken in connection with the June 11, 2014 meeting, including the failure to circulate an agenda or permit sufficient time to review the resolutions prior to the commencement of the meeting, and reiterating his substantive concerns with Forward’s corporate governance practices. In the same letter, Mr. Wise highlighted the lack of independence of the Olshan attorneys, given their individual representation of Mr. Johnson and his personal business entities in multiple previous matters.

•
On June 16, 2014,  Mr. King delivered a letter to Mr. Wise defending the procedures taken in connection with the June 11, 2014 meeting and the independence of the special committee and Olshan attorneys.

•
On June 20, 2014, Mr. Wise delivered an open letter to the Board and issued a press release reiterating his concerns with the prolonged underperformance of Forward since the appointment of Mr. Johnson as Chairman and the resulting destruction of shareholder value. Mr. Wise also highlighted his serious concerns with the misalignment of interests between Mr. Johnson and Forward’s and shareholders, and provided clarifications as to his involvement in the sourcing arrangement between Forward and Forward Industries (Asia-Pacific) Corporation.

•
On June 26, 2014, due to the Board’s continued failure to address or engage in a dialogue regarding the serious corporate governance and performance issues Mr. Wise had raised, Mr. Wise proposed three additional independent directors for nomination at the Annual Meeting. Mr. Wise also filed a Schedule 13D with the SEC with respect to his nominations.

•	On June 26, 2014, Mr. Wise also issued a press release attesting to his nomination of three additional independent directors.

•	On July 1, 2014, Mr. Wise signed a confidentiality agreement to facilitate receipt of Company records and documents.

•
On July 1, 2014, Mr. Wise delivered a letter to the Chairman of the Board, and other Board members, expressing strong condemnation of any prospective extraordinary action taken by the Board without shareholder approval prior to the contested Annual Meeting.

•
On July 1, 2014, Mr. Wise issued a press release warning the Board against taking further value-destroying action, in addition to delivering an open letter to the Board warning against approving a dilutive capital raise or taking other extraordinary action to disenfranchise shareholders in advance of the contested Annual Meeting. Mr. Wise also filed a Schedule 13D with the SEC with respect to the open letter.

•
On July 9, 2014, Mr. Wise delivered a letter to the Board communicating his alarm over an email received from James McKenna, the Company’s chief financial officer (the “CFO”), stating that he had received an email from Nasdaq informing him that an application to list additional shares of common stock underlying a prospective issuance of convertible preferred stock had been filed with Nasdaq on July 8, 2014, with issuance intending to occur on July 17, 2014. The listing application falsely stated that the proposed issuance had been approved by the Board on July 7, 2014. The listing application also purported to have been filed under the cover of the CFO’s name, office and initials. In his July 9, 2014 email, however, the CFO stated that he had no prior knowledge of the listing application and had not authorized any third party to use his signature or initials. In his letter, Mr. Wise reiterated his concerns regarding the failure to apprise the full Board of material developments at the Company and requested a full investigation into the event.

•	On July 14, 2014, the Company’s counsel responded to the CFO’s July 9, 2014 email, stating that the form had been filed in error and therefore withdrawn on July 9, 2014.

•
On July 15, 2014, Mr. Wise filed a derivative suit on behalf of the Company in the Supreme Court of the State of New York against Mr. Johnson and affiliated members of Forward’s Board seeking an injunction to prevent a dilutive stock issuance and any other extraordinary action, without shareholder approval, that would alter Forward’s capital structure.

•
On July 17, 2014, Mr. Wise issued a press release attesting to the derivative suit that had been filed on July 15, 2014, and further warning the Board from taking additional entrenchment action and interfering with the right of Forward’s shareholders to vote.

•
On July 18, 2014, Mr. Wise was approached by Mr. Garrett to buy Forward’s OEM core medical bag business. It was made clear during the course of these discussions that Mr. Johnson and affiliated directors  intended to sell off Forward’s existing assets in order to raise capital and retain the resulting public shell, with which they intended to undertake one or more acquisitions in a different industry. No indication that the Board had been contemplating such a fundamental structural reconfiguration had been made to Mr. Wise prior to this proposal.

•	On July 18, 2014, Mr. Wise filed a Schedule 13D with the SEC with respect to his filing of a derivative suit against Mr. Johnson and affiliated members of Forward’s Board.

•
On July 22, 2014, Forward filed a lawsuit in the U.S. District Court for the Southern District of New York against Mr. Wise and another shareholder, Jenny P. Yu, alleging certain violations of federal securities law and seeking a preliminary injunction against Mr. Wise with the intent of invalidating his nominations to Forward’s Board.

•
On August 8, 2014, Mr. Wise issued a press release announcing he had withdrawn the motion for a preliminary injunction that had been filed on July 15, 2014, based upon certain representations made by Forward’s Board that there was no imminent plan to issue preferred shares or otherwise engage in any dilutive or extraordinary action in advance of the Annual Meeting without the requisite approvals. Mr. Wise expressly reserved the right to seek injunctive relief in the event that the Board’s representations proved to be false and the interests of the Company were again threatened by imminent and improper conduct.

•
On August 15, 2014, Mr. Wise issued a press release affirming the continuation of his campaign to elect new independent directors and  indicating his intent to continue pursuing ancillary claims before the Supreme Court of the State of New York against Mr. Johnson and affiliated members of Forward’s Board.

•
On August 19, 2014, a U.S. District Court in the Southern District of New York rejected Forward’s request for a preliminary injunction against Mr. Wise and scheduled a hearing on Mr. Wise’s proposed motion to dismiss the case.

•	On August 21, 2014, Mr. Wise issued a press release regarding the rejection of Forward’s request for a preliminary injunction and calling on Forward’s Board to set a date for the Annual Meeting.

•
On August 28, 2014, Mr. Wise issued a press release criticizing Forward’s dismissal of Mr. McKenna, Forward’s CFO, and the ensuing federal whistleblower suit that had been initiated by Mr. McKenna against Forward, Messrs. Johnson and Garrett and their supporters on the Board alleging illegal and improper conduct perpetrated by them against Forward.

•
On September 16, 2014, Mr. Wise issued a press release refuting an open letter that had been published by Forward, calling attention to Forward’s declining profits and increased expenses under Mr. Johnson’s chairmanship and requesting that Forward set a date for the Annual Meeting without delay.

•
On September 16, 2014, Mr. Wise also delivered a letter to the Chairman of the Board, and other Board members, demanding a full, immediate, and independent investigation into Mr. McKenna’s allegations against Forward, Messrs. Johnson and Garrett and their supporters on the Board, including several instances of alleged wrongdoing by Forward officers and a number of violations of Forward’s Code of Business Conduct and Ethics, in addition to a full and detailed written account of the investigation and its conclusions to the Board.

•
On September 22, 2014, the U.S. District Court in the Southern District of New York dismissed Forward's claims against Mr. Wise, upholding Mr. Wise's nominees' right to stand for election to the Board.

•	On September 23, 2014, Mr. Johnson delivered a letter to Mr. Wise in response to the September 16, 2014 letter, refusing to conduct an investigation into Mr. McKenna’s allegations.

•
On September 24, 2014, Mr. Wise issued a press release commenting on the dismissal of Forward’s claims against Mr. Wise in the U.S. District Court in the Southern District of New York and urging Forward to set a date for the Annual Meeting in order to avoid violating NASDAQ rules and a potential delisting of Forward’s shares.

•
On September 29, 2014, the Board convened a special Board meeting at which it, among other things, adopted a resolution setting the record date and meeting date for the Annual Meeting as December 8, 2014 and December 30, 2014, respectively.

•
On October 8, 2014, Mr. Wise issued a press release calling on Forward to hold its Annual Meeting as soon as practicable and criticizing the date of December 30, 2014 chosen by the Board as a stalling tactic aimed at disenfranchising shareholders.

•
On November 14, 2014, the Board convened a special Board meeting at which it, among other things, adopted a resolution reducing the size of the Board from seven directors to five directors, with effect from the date of the Annual Meeting.

•
On November 21, 2014, in response to the aforementioned reduction in size of the Board, Mr. Wise delivered a letter to Mr. Robert H. Friedman of Olshan in his capacity as the corporate secretary of the Company, resubmitting his notice of nominations to put forth the five directors Mr. Wise intends to nominate for election at the Annual Meeting.

REASONS FOR THE SOLICITATION

I BELIEVE THAT CHANGE IS NEEDED NOW IN THE COMPOSITION OF FORWARD’S BOARD

I am soliciting your support to elect my Nominees at the Annual Meeting because it is my belief that the Board, as currently composed, has been misusing Forward’s resources and funds for its own purposes, having failed to either provide or enact a strategic vision that enhances stockholder value at Forward.  I believe my Nominees will bring significant and relevant experience, new insight and fresh perspectives to the Board.  If elected, my Nominees are committed to working constructively, drawing upon their experience to help effect more prudent and thoughtful decision-making in order to execute a strategic plan that maximizes value for all stockholders.

The Company’s Poor Performance

Forward’s stock is worth [●]% less than it was one year ago and [●]% less than it was on August 9, 2010, the day prior to the Company’s public announcement that it had appointed Mr. Johnson as director and Chairman, along with the appointment of two additional individuals selected by Mr. Johnson as directors and the replacement of Forward’s CEO with his chosen candidate.

During this time, the Company’s balance sheet value (i.e., total assets less total liabilities) has fallen significantly—dropping from $22,473,167 as at June 30, 2010 (the last reporting date prior to Mr. Johnson’s appointment as Chairman) to $10,124,244 as at June 30, 2014  (a nearly 55% decline in four years). Over the same period, Forward has also witnessed a significant decline in cash reserves. Forward’s reported cash and cash equivalents (including marketable securities) have dropped from $19,877,077 as at June 30, 2010 to $8,270,478 as at June 30, 2014. This represents a reduction in cash and cash equivalents (including marketable securities) of $11,606,599, or a 58.4% decline.

I believe the above statistics demonstrate the clear and compelling need for change at Forward.

Related Party Transactions

In addition to the financial declines detailed above, over the past two years, a majority of the Board  has overseen and approved a number of transactions that both Howard Morgan and I have disagreed with, and have either voted against or abstained from voting, in each case involving Mr. Johnson (and often other insiders). I believe these related-party transactions demonstrate a troubling lack of independence on the Board. Some particularly disconcerting examples include:

•
Investment of Significant Corporate Funds with Mr. Johnson’s Company, Leading to Significant Losses. Forward has invested nearly $2 million of corporate funds with LaGrange Capital Administration LLC, of which Mr. Johnson is the managing member and entitled to advisory fees, comprised of a 1% asset-based fee and a 20% performance fee. Although Mr. Morgan and I initially voted in favor of this investment, Mr. Johnson has subsequently pursued a trading strategy that has resulted in significant declines in the value of the investment portfolio, in direct contravention of guidelines that had been imposed by the Investment Committee to constrain Mr. Johnson’s trading activity. As a result, Forward has recognized approximately $750,000 of net investment losses in its public filings to date.

•
Issuance of New 6% Senior Convertible Preferred Stock.   In June 2013, a special committee of the Board unilaterally designated and issued a new series of 6% senior convertible preferred stock to Mr. Johnson and eleven other investors (including a former member of the Board—and former LaGrange Capital partner—Tim Gordon), with preferential dividend, governance, and liquidation rights that materially impact the rights of the Company’s common stockholders. This special committee was initially constituted in order to oversee an investigation into the acquisition of Company shares undertaken by a current shareholder.  Both Mr. Morgan and I voted in favor of this committee in order to facilitate the investigation;

however, unbeknownst to us, the committee undertook this preferred stock issuance under broad authority and without any input from or prior notice to either Mr. Morgan or me. Mr. Johnson, Mr. Gordon, and the other preferred stockholders are now entitled to a 6% cumulative dividend and have the right to demand a liquidation payment (currently equal to $1,275,000) upon certain events, including a change in the composition of a majority of the Board as a result of a proxy contest.  Moreover, the terms of the preferred stock prohibit the Company from paying dividends on its common stock without the consent of the preferred stockholders.  This issuance constitutes a material impairment to Forward’s existing shareholders, and had the practical effect of diluting Forward’s common shareholders’ economic and voting power, while affording monetary benefits to preferred shareholders that purchased these preferred shares in the private placement.

•
400%+ Increase in Rent Payable to Mr. Johnson’s Company.  In February of this year, Forward began leasing an office space for its CEO, Robert Garrett, from Mr. Johnson’s LaGrange Capital at a rate of $2,500 per month, or $30,000 per annum. As of April 1st, however, Mr. Garrett agreed to increase the amount of rental charges payable to Mr. Johnson’s fund to $12,700 per month, or $152,400 per annum.  This increase was made without any disclosed additional consideration and without either alerting or seeking consent from the full Board.  Neither myself nor Howard Morgan were apprised of this rental increase or any additional details of the transaction and only learned of the amended agreement through the Company’s quarterly report filed on August 19, 2014. The Company’s Nominating and Governance Committee, comprising affiliates of Mr. Johnson, retroactively approved this rent increase after it had already gone into effect.

•
New dilutive issuance of convertible preferred stock. As disclosed in the derivative lawsuit I filed in the Supreme Court of the State of New York against Mr. Johnson and his supporters on the Board seeking an injunction to prevent a dilutive stock issuance, and as reiterated in the federal whistleblower lawsuit initiated by former CFO Jim McKenna against Mr. Johnson and his supporters on the Board, it has come to my attention from various Company e-mail communications that Mr. Johnson and his affiliates have been attempting to issue a new series of convertible preferred stock to undisclosed investors at a discount to market value, without submitting such action to a shareholder vote. As a result of this issuance, your voting and economic interests in Forward would likely be significantly diluted further.  Assuming the terms of the prospective issuance are similar to the dilutive issuances enacted last year, Forward’s existing shareholders’ rights would likely be materially impacted through preferential dividend rights and liquidation payments afforded to preferred stockholders.

MY FIVE NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND COMMITMENT NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR STOCKHOLDERS

I have identified three new, highly-qualified, independent directors, in addition to Howard Morgan and me, who all bring valuable and relevant business, financial and operational experience that I believe will bring a fresh perspective into the boardroom and will be extremely helpful in evaluating and executing initiatives to unlock value at the Company.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of seven directors whose terms expire at the Annual Meeting. As previously stated, the Board voted on November 14, 2014 to reduce the size of the Board from seven to five directors. I am seeking your support at the Annual Meeting to elect five Nominees: myself, Howard Morgan, Michael Luetkemeyer, Eric Freitag, and N. Scott Fine. Your vote to elect the Nominees will have the legal effect of replacing three incumbent directors of the Company with the Nominees.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below.  This information has been furnished to us by the Nominees.

N. Scott Fine.  Mr. Fine has been an investment banker for over 35 years, having previously worked since 2007 for Scarsdale Equities LLC, a boutique investment banking firm, and formerly served as the Vice Chairman and Lead Director of Central European Distribution Corporation (“CEDC”), a multi-billion dollar alcohol beverage company domiciled in Delaware with the majority of its operations in Eastern Europe. Mr. Fine served as a director of CEDC for over a decade, during which time he co-managed its IPO and listing on NASDAQ, and led the CEDC Board’s successful efforts in 2013 to restructure the company through a pre-packaged Chapter 11 process whereby CEDC was acquired by the Russian Standard alcohol group. Mr. Fine has been involved in corporate finance for over 30 years and has considerable experience in the medical and medical device sectors, having served as an advisor for companies such as Research Medical, Derma Sciences, and Interleukin Genetics, among many others. Mr. Fine also acts as Vice Chairman and Lead Director of CTD Holdings, Inc., a specialty biopharmaceutical manufacturing and marketing company. Mr. Fine is the sole director of Better Place, Inc., an electric car company, where he was brought in to design, oversee and manage the orderly liquidation of the Delaware holding company of the Better Place group.  He is also a director of Operation Respect, an anti-bullying education non-profit organization.

Mr. Fine will bring crucially needed experience in corporate finance and restructuring and M&A strategy to the Board.

Michael Luetkemeyer. Mr. Luetkemeyer, has extensive executive experience in the medical device industry, Forward’s largest market, having served as the Chief Financial Officer of TranS1, Inc., a NASDAQ-listed medical device company from April 2007 through March 2010. He currently works as an independent consultant in the areas of strategic planning, financial management and infrastructure development. Prior to serving as CFO of TranS1, Mr. Luetkemeyer served as Senior Vice President and Chief Financial Officer of Micromuse, Inc., a NASDAQ-listed provider of network management software, from October 2001 to May 2006. He also served as a member of Micromuse’s board of directors from January 2003 through February 2005, and as its interim CEO during 2003.  Prior to Micromuse, Mr. Luetkemeyer also served as Chief Financial Officer at NASDAQ-listed companies Rawlings Sporting Goods and Electronic Retailing Systems. Mr. Luetkemeyer has held a variety of senior finance positions throughout his career, including more than 10 years with General Electric, where he served with GE Aerospace, GE Semiconductor, and GE Plastics.

Mr. Luetkemeyer will bring extensive financial and accounting experience to the Board.

Eric Freitag. Mr. Freitag currently acts as the Group Director of Product Innovation for R/GA, an international digital advertising agency, focusing on brand development and technology. Mr. Freitag specializes in the healthcare sector with extensive experience working with pharmaceutical, medical device and healthcare provider clients. Mr. Freitag has previously held leadership management positions at Smart Design, an innovation consulting firm, subsequent to a career in product development, having served as Global Director of its Healthcare Practice and Director of Engineering Services for nearly a decade.

Mr. Freitag will bring crucially needed experience in product design and strategic innovation to the Board.

Howard Morgan. Mr. Morgan has served as an independent director of Forward since February 2012.  Mr. Morgan has been the Managing Director of The Justwise Group Limited, a consumer durable products company, since 1997, having previously been employed by Justwise in various senior executive roles since 1989.  Mr. Morgan has also served as a Director of Eurofresh, a wholesale distribution company of fresh produce, since March 2013.

Mr. Morgan brings significant business management and operational skills and experience to the Board.

Terence Bernard Wise. Mr. Wise has served as a director of Forward since February 2012 and has over 30 years of experience in the furniture, plastics, luggage and accessories industries.  Mr. Wise serves as principal and Chairman of The Justwise Group Limited, which he founded in 1977, a company that specializes in the procurement of consumer durable products from Asia and is an established supplier to a list of major UK multi-channel retailers. Mr. Wise also serves as a principal of Forward Industries Asia-Pacific Corporation (f/k/a Seaton Global Corporation) (“Forward China”) and has significant shareholdings in two manufacturing plants in China.

In addition to his business management skills, Mr. Wise brings extensive experience in Asian markets to the Board.

 For this proposal, shares represented by properly executed [GOLD] proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, or if executed but unmarked, will be voted FOR the election of Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag and N. Scott Fine, the Nominees to the Board.

I URGE YOU TO VOTE FOR THE ELECTION OF THESE NOMINEES ON THE ENCLOSED [GOLD] PROXY CARD.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

I anticipate the Company will ask shareholders to consider and vote upon the ratification of the appointment of CohnReznick as the Company’s independent registered public accounting firm for Fiscal 2014 by the Audit Committee of the Board.  It is my understanding that shareholder approval is not required to appoint CohnReznick as the Company’s independent registered public accounting firm.  The Board, in its discretion, may direct the appointment of a new independent registered public accounting firm at any time during the year, if the Board believes that such a change would be in the best interest of the Company and its shareholders.

For this proposal, shares represented by properly executed [GOLD] proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, or if executed but unmarked, will be voted [FOR/AGAINST] the ratification of the appointment of CohnReznick LLP as Forward’s independent registered public accounting firm for the fiscal year ending September 30, 2014.

[I MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND INTEND TO VOTE MY SHARES [FOR/AGAINST] THIS PROPOSAL.]

PROPOSAL 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

I anticipate that the Company will ask shareholders to consider and vote upon the compensation of the Company’s named executive officers.  It is my understanding that this advisory vote on executive compensation is not binding on the Board.

For this proposal, shares represented by properly executed [GOLD] proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, or if executed but unmarked, will be voted [AGAINST] the non-binding resolution to approve the compensation of Forward’s named executive officers, as described here.

[I MAKE NO RECOMMENDATION WITH RESPECT TO THE ADVISORY VOTE ON EXECUTIVE COMPENSATION AND INTEND TO VOTE MY SHARES [AGAINST] THIS PROPOSAL.]

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each share of Common Stock entitles the holder of record on the Record Date to one vote on each matter to be voted on at the Annual Meeting.  Each share of Convertible Preferred Stock is entitled to vote on an as-converted basis with the Common Stock at the Annual Meeting.  Stockholders who sell their shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date.

Shares represented by properly executed [GOLD] proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, or if executed but unmarked, will be voted FOR the election of Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag and N. Scott Fine, the Nominees to the Board, [FOR/AGAINST] the ratification of the appointment of CohnReznick LLP as Forward’s independent registered public accounting firm for the fiscal year ending September 30, 2014, and [AGAINST] the non-binding resolution to approve the compensation of Forward’s named executive officers, as described here, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

[According to the Company’s proxy statement for the Annual Meeting, the incumbent members of the Board of the Company intend to nominate five of the seven incumbent nominees for election as directors.]  This Proxy Statement is soliciting proxies to elect our five Nominees and none of the incumbent nominees.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of at least [•] shares of Common Stock, which represents a majority of the [•] shares of Common Stock outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes,” if any, also are counted as present and entitled to vote for purposes of determining a quorum.  However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  Under the rules of the New York Stock Exchange, for those brokerage accounts that we send soliciting materials, all items on the agenda will be considered “non-discretionary” items. Thus, if you hold your shares in “street name” and you receive this proxy statement through your broker, your broker will not be able to vote your shares unless you provide instructions as to how your shares are to be voted.

If you are a stockholder of record, you must vote by proxy or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  As stated above, brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting given its contested nature.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will not be voted.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ Assuming a quorum is achieved at the Annual Meeting, to be elected as a director, a nominee must receive a plurality of the votes cast at the Annual Meeting by holders of shares present in person or represented by proxy and entitled to vote for the election of directors.  This means that the five nominees who receive the highest number of “FOR” votes will be elected to fill the available seats on the Board.  Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Innisfree at the address set forth on the back cover of this Proxy Statement or to the Company at 477 Rosemary Avenue, Suite 219, West Palm Beach, Florida 33401 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Innisfree at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares.  Additionally, Innisfree may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF OUR NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED [GOLD] PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR, IF YOU HOLD IN STREET NAME, FOLLOW THE INSTRUCTIONS LOCATED ON THE [GOLD] PROXY CARD TO VOTE BY TELEPHONE OR INTERNET.

NO DISSENTER’S RIGHTS

Under the New York Business Corporation Law, stockholders are not entitled to dissenters’ rights of appraisal with respect to any of the proposals currently anticipated at the Annual Meeting.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Terence Bernard Wise.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Terence Bernard Wise has entered into an agreement with Innisfree for solicitation and advisory services in connection with this solicitation, for which Innisfree will receive a fee not to exceed $[•], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Innisfree will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Mr. Wise has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record.  Mr. Wise will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Innisfree will employ approximately 20 persons to solicit the Company’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Mr. Wise.  Costs of this solicitation of proxies are currently estimated to be approximately $[•].  Mr. Wise estimates that through the date hereof its expenses in connection with this solicitation are approximately $[•].  In the event that the Nominees are elected to the Board, Mr. Wise may seek reimbursement from the Company of all expenses he incurs in connection with this solicitation.  Mr. Wise does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in this proxy solicitation are Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag, Sangita Shah, N. Scott Fine and Darryl Keys.

Mr. Wise has served as a director of Forward since February 2012. Mr. Wise serves as principal and Chairman of The Justwise Group Limited. Mr. Morgan has served as an independent director of Forward since February 2012. Mr. Morgan is the Managing Director of The Justwise Group Limited and also serves as a Director of Eurofresh. Mr. Luetkemeyer works as an independent consultant in the areas of strategic planning, financial management and infrastructure development. The principal occupation of Mr. Freitag is serving as the Group Director of Product Innovation for R/GA. Ms. Shah currently acts as director and owner of Odyssean Enterprises Limited, and she also serves as non-executive director for Zypha Technologies Limited. Mr. Fine acts as Vice Chairman and Lead Director of CTD Holdings, Inc., as the sole director of Better Place, Inc., and as a director of Operation Respect. Mr. Keys is the President and CEO of the Zypha Corporation and serves on the board of directors of its holding company, Zypha Technologies. He also serves as a consultant with Keybel Consultants.

Mr. Wise is 66 years old and a citizen of the U.K.; his principal business address is Justwise Group Ltd., Shirehill Industrial Estate, Saffron Walden, Essex CB11 3AP, United Kingdom. Mr. Morgan is 54 years old and a citizen of the U.K.; his principal business address is Justwise Group Ltd., Shirehill Industrial Estate, Saffron Walden, Essex CB11 3AP, United Kingdom. Mr. Luetkemeyer is 65 years old and a citizen of the U.S.; his principal business address is 68 Colony Road, Jupiter, Florida 33469, U.S.A. Mr. Freitag is 47 years old and a citizen of the U.S.; his principal business address is R/GA, 350 West 39th Street, New York, New York 10018, United States of America. Ms. Shah is 48 years old and a citizen of the U.K.; her principal business address is 168 Church Road, Hove, East Sussex BN3 2DL, U.K. Mr. Fine is 55 years old and a U.S. citizen; his principal business address is 23 lakeshore North, New Fairfield, CT 06812, U.S.A. Mr. Keys is 52 years old and a U.K. citizen; his principal business address is 18501 Murdock Circle #201, Port Charlotte, FL 33948, U.S.A..

As of the date of this filing, Mr. Wise beneficially owns 1,608,541 shares of Common Stock, constituting approximately 19.6% of the shares of Common Stock outstanding. As of the date of this filing, Mr. Morgan beneficially owns 25,000 shares of Common Stock, constituting less than 1% of the class (and total voting power), including (i) 10,000 shares of common stock subject to options, exercisable within 60 days of the date hereof, acquired pursuant to a grant from the Company on and held since October 16, 2012, and (ii) 15,000 shares of restricted common stock, that vest on the first anniversary of the date of grant, acquired pursuant to a grant from the Company on and held since December 11, 2013.  As of the date of this filing, Mr. Luetkemeyer, Mr. Freitag, Ms. Shah, Mr. Fine and Mr. Keys do not own shares of Common Stock. For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

Mr. Morgan receives compensation from the Company for his service as a director of the Company.  Mr. Morgan received $28,000 in compensation for his role as a director of the Company for the fiscal year ended September 30, 2013. Mr. Wise receives compensation from the Company for his service as a director of the Company.  He received $30,500 in compensation for his role as director of the Company for  the fiscal year ended September 30, 2013.

On March 12, 2012, the Company entered into a Buying Agency and Supply Agreement with Forward China, dated as of March 7, 2012, as amended and restated on December 20, 2012, pursuant to which Forward China acts as the Company’s exclusive buying agent and supplier in the Asia Pacific region.  For the fiscal year ended September 30, 2013, Forward China received approximately $1,292,000 in service fees.  On March 13, 2014, the Company entered into Amendment No. 1 to the Amended and Restated Buying Agency and Supply Agreement with Forward China, dated as of March 11, 2014 extending the term until March 11, 2015, and amending certain other provisions as provided therein.  Under such amended agreement, the Company has agreed to pay Forward China $100,000 per month plus 4% of the adjusted gross profit of products ordered and shipped thereunder in consideration for Forward China’s services.

Mr. Wise is party to a Stock Purchase Agreement, effective as of December 8, 2011, with LaGrange Capital Partners, LP, LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Master Fund, Ltd. (together, the “LaGrange Group”), pursuant to which Mr. Wise purchased 1,076,808 shares of the Company’s common stock from the LaGrange Group (an affiliate of Forward’s Chairman Frank LaGrange Johnson).

On July 15, 2014, Mr. Wise filed a derivative suit on behalf of the Company in the Supreme Court of the State of New York against Chairman Frank LaGrange Johnson and certain other members of the Company’s Board (the “Defendants”) for breach of fiduciary duty, seeking, among other relief, an injunction prohibiting Mr. Johnson and the other Defendants from causing Forward to engage in any dilutive or other extraordinary transaction without shareholder approval in advance of the Annual Meeting, including the offering or issuance of any shares of common or preferred stock in the Company or any other transaction impacting the Company’s capital structure or interfering with the stockholders’ right to vote.

On November 13, 2014, the Company filed a lawsuit in the Supreme Court of the State of New York, Kings County against Mr. Wise and the six individuals whom Mr. Wise has nominated to stand for election as directors at the Company’s Annual Meeting—including Mssrs. Morgan, Luetkemeyer, Freitag, Fine and Keys and Ms. Shah—seeking a judicial declaration that Mr. Wise’s purported nominations are invalid and injunctive relief enjoining Mr. Wise from soliciting proxies for his nominees. The Court has scheduled a hearing for December 1, 2014 on Forward’s request for preliminary injunctive relief. The case is currently pending before the Court.

Mr. Wise, Mr. Morgan, Mr. Luetkemeyer, Mr. Freitag, Ms. Shah, Mr. Fine and Mr. Keys have signed written consents to being named in the proxy statement as nominee and serving as a director, if elected, the form of which can be found as an exhibit to the Schedule 13D filed by Mr. Wise with the SEC on June 6, 2014. Mr. Wise has also entered into letter agreements with each of Messrs. Morgan, Freitag, Fine, Keys and Luetkemeyer and Ms. Shah, under which each has agreed to serve as Mr. Wise’s nominee for election to the Board and to serve as a director if elected. Pursuant to such letter agreements, Mr. Wise has agreed to indemnify each of Messrs. Morgan, Freitag, Fine, Keys and Luetkemeyer and Ms. Shah for losses arising out of such Nominee’s service as a nominee for election to the Board.

 To the best of Mr. Wise’s knowledge, Messrs. Morgan, Freitag, Fine, Keys and Luetkemeyer and Ms. Shah  meet the objective criteria for “independence” under Nasdaq Listing Rule 5605(a)(2).  Each nominee is over 21 years of age.  Each nominee’s candidacy and, if elected, service would not violate controlling state, federal or foreign law, nor Nasdaq Listing Rules or SEC Rules and Regulations.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Nominee or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

Except as set forth in this Proxy Statement (including the Schedules hereto), there are no material proceedings to which any Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

Mr. Wise reserves the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or verbalizes any other action that has, or if consummated would have, disqualified any of the forgoing nominees, to the extent this action is not prohibited under the Bylaws and applicable law.  Mr. Wise reserves the right to nominate additional person(s), to the extent that opting for this action is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing number, or above its contemplated size at the conclusion of the Annual Meeting, or seeks to enlarge the size of the Board at the Annual Meeting.

OTHER MATTERS AND ADDITIONAL INFORMATION

Mr. Wise is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Mr. Wise is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed [GOLD] proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2015 Annual Meeting of Stockholders (the “2015 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2015 Annual Meeting, be received by the Company’s Corporate Secretary at 477 Rosemary Avenue, Suite 219, West Palm Beach, Florida 33401, addressed to the attention of the Company’s Corporate Secretary/Annual Meeting, on or before [•], 2015.

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2015 Annual Meeting, must give written notice of that proposal to the Company’s Secretary not less than 120 days nor more than 150 days prior to the anniversary date of the Annual Meeting ([•]).  Therefore, to be presented at the 2015 Annual Meeting, such a proposal must be given on or after [•], 2015 but no later than [•], 2015.  However, if the meeting date in 2015 changes by more than 30 days before or after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such changed annual meeting date or the 10th day following the day on which the Company first makes a public announcement of the date of such meeting by means of a press release or filing with the SEC.  In respect of stockholder nominations for directors, in the event that the number of directors to be elected to the Board is increased and if all nominees for director, or the fact of the increase in number, is not publicly announced at least 70 days’ prior to the anniversary of the Annual Meeting, then a nomination must be made not later than the 10th day following the first date of public disclosure of all such nominees or such increased number of directors.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2015 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this Proxy Statement should not be construed as an admission by Mr. Wise that such procedures are legal, valid or binding.

INFORMATION CONCERNING THE COMPANY

Mr. Wise has omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company’s Proxy Statement in reliance on Rule 14a-5(c) of the Exchange Act. Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain stockholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning executive compensation; and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the 2015 annual meeting of stockholders and for consideration for inclusion in the proxy materials for that meeting. If the Company does not distribute the Company's Proxy Statement to shareholders at least ten days prior to the Annual Meeting, Mr. Wise will distribute to the shareholders a supplement to this Proxy Statement containing such disclosures at least ten days prior to the Annual Meeting. Mr. Wise takes no responsibility for the accuracy or completeness of information contained in the Company’s Proxy Statement. Except as otherwise noted herein, the information in this Proxy Statement and the Schedules attached hereto concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Mr. Wise does not have any knowledge indicating that any statement contained herein is untrue, Mr. Wise does not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of Mr. Wise, or for any failure of the Company to disclose events that may affect the accuracy or completeness of such information.

TERENCE BERNARD WISE

_________________, 2014

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

As disclosed on the Form 10-K filed by Forward Industries, Inc. with the SEC on January 14, 2014, on December 11, 2013, each non-employee director was granted 15,000 shares of restricted common stock that vest in one year.  To the best of Mr. Wise’s knowledge, no other transactions in securities of the Company involving any of the participants to this proxy solicitation have occurred during the past two years hereof.

SCHEDULE II

The following table is reprinted from the annual report, Form 10-K filed by Forward Industries, Inc. with the SEC on January 14, 2014, and updated with publicly available records filed with the SEC by relevant beneficial owners since the date thereof.  Mr. Wise does not make any claims as to the accuracy or completeness of the following information.

 Security Ownership of Certain Beneficial Owners and Management

Unless otherwise stated, the address of each person in the table below is c/o Forward Industries, Inc., 477 Rosemary Ave., West Palm Beach, FL 33401.

Identity of Beneficial Owner	Beneficial Ownership	Percent of Class(a)
Directors and Executive Officers:
Robert Garrett, Jr. (b) (c)	385,000	4.7%
Grange Johnson (e) (f)	202,855	2.4%
Owen P.J. King (b) (e)	45,000	*
John F. Chiste (b) (e)	45,000	*
Timothy Gordon (b) (g)	60,259	*
Howard Morgan (b) (h)	25,000	*
Terry Wise (i)	1,608,541	19.6%
Former Executive Officer:
James O. McKenna III (b) (d)	122,540	1.5%
5% or Greater Shareholders:
Jenny P. Yu (j)	444,217	5.5%
BlackRock, Inc. (k)	420,476	5.2%

All directors and executive officers as a group (7 persons) (l)	2,371,655	28.9%
 *Less than 1 percent

(a)	The number of shares outstanding of the Company’s common stock as of August 1, 2014 was 8,195,808 shares, according to the Company’s Form 10-Q filed with the SEC on August 19, 2014.

(b)	Derived from an amendment to a Form 4 filed with the SEC on December 13, 2013.

(c)
Includes (i)160,000 shares of common stock subject to options exercisable as of December 2, 2013, (ii) 66,666 shares of common stock subject to options exercisable within 60 days of December 2, 2013, and (iii) 125,000 of RSUs that vest over three years from November 8, 2012.

(d)
Includes (i) 1,425 shares of common stock held by Mr. McKenna’s spouse, as separate property, (ii) 7,000 shares of restricted common stock previously granted under Forward’s equity plans, (iii) 10,500 shares of common stock subject to options exercisable within 60 days of December 2, 2013, and (iii) 105,000 shares of RSUs that vest over three years from November 8, 2012.

(e)	Includes 30,000 shares of common stock subject to options exercisable within 60 days of December 2, 2013.

(f)
Derived from an amendment to Schedule 13D filed with the SEC on February 24, 2014. Includes (i) 81,520 shares of common stock issuable upon the conversion of 76,335 shares of Convertible Preferred Stock owned by Mr. Johnson, and (ii) 15,000 restricted Shares and options (currently exercisable) to purchase 30,000 Shares.. Mr. Johnson is also the beneficial owner of a warrant (currently exercisable) to purchase 76,335 Shares.

(g)
Includes (i) 40,759 shares of common stock issuable upon the conversion of 38,167 shares of Convertible Preferred Stock owned by Mr. Gordon, (ii) 3,000 shares of common stock held in trust for Mr. Gordon’s minor children, and (iii) 10,000 shares of common stock subject to options exercisable within 60 days of December 2, 2013.

(h)
Includes (i) 10,000 shares of common stock subject to options, exercisable within 60 days of the date hereof, acquired pursuant to a grant from the Company on and held since October 16, 2012, and (ii) 15,000 shares of restricted common stock that vest on the first anniversary of the date of grant, acquired pursuant to a grant from the Company on and held since December 11, 2013.

(i)	Derived from an amendment to Schedule 13D filed with the SEC on November 24, 2014.

(j)	Derived from an amendment to Schedule 13D filed with the SEC on May 2, 2013. The address of Ms. Yu is 9255 Doheny Road Apt. 2905, West Hollywood, CA 90069.

(k)	Derived from an amendment to Schedule 13G filed with the SEC on September 10, 2013. The address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(l)
Includes 357,166 shares of common stock subject to options that are either currently exercisable or that are expected to be exercisable within 60 days of December 2, 2013 and 122,279 shares of common stock issuable upon the conversion of 114,502 shares of Convertible Preferred Stock.

IMPORTANT

Tell the Board what you think!  Your vote is important.  No matter how many shares you own, please give Terence Bernard Wise your proxy FOR the election of the Nominees by taking three steps:

●	SIGNING the enclosed [GOLD] proxy card;

●	DATING the enclosed [GOLD] proxy card; and

●	MAILING the enclosed [GOLD] proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed [GOLD] voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Innisfree at the address set forth below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders call toll free at (888) 750-5834
Banks and Brokers may call collect at (212) 750-5833

[GOLD] PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED [•], 2014

FORWARD INDUSTRIES, INC.

2014 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF TERENCE BERNARD WISE

THE BOARD OF DIRECTORS OF FORWARD INDUSTRIES, INC.

IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints [•] and [•], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Forward Industries, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company scheduled to be held [at the offices of Olshan Frome Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022] on [December 30, 2014] at [●]:00 a/p.m., Eastern Time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.

If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Terence Bernard Wise a reasonable time before this solicitation.

IF PROPERLY EXECUTED THIS PROXY WILL BE VOTED “FOR ALL” NOMINEES IN PROPOSAL 1 AND [ABSTAIN] FOR PROPOSALS 2 AND 3 LISTED ON THE REVERSE SIDE OF THIS PROXY CARD UNLESS A CONTRARY VOTE IS INDICATED, IN WHICH CASE THE PROXY WILL BE VOTED AS DIRECTED.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Mr. Wise’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[GOLD] PROXY CARD

[X] Please mark vote as in this example

MR. WISE STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1.

1.	Mr. Wise’s proposal to elect Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag and N. Scott Fine as directors of the Company.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
		[ ]	[ ]	[ ]
Nominees:	Terence Bernard Wise

Howard Morgan

Michael Luetkemeyer

Eric Freitag

N. Scott Fine

[Mr. Wise intends to use this proxy to vote (i) “FOR” Messrs. Wise, Morgan, Luetkemeyer, Freitag and Fine.]

Mr. Wise does not expect that any of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, Mr. Wise has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares represented by this proxy card will be voted for such substitute nominee(s).

2.	Proposal to ratify the appointment of CohnReznick LLP as Forward’s independent registered public accounting firm for the fiscal year ending September 30, 2014. (Company proposal).

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

3.	Proposal to vote on a non-binding resolution to approve the compensation of Forward’s named executive officers. (Company proposal).

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

           Note: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your shares will be voted for the remaining nominee(s).  You may also withhold authority to vote for one or more additional candidates who have been nominated by the Company by writing the name(s) of the nominee(s) below.

_______________________________________

DATED:

(Signature)

(Signature, if held jointly)

(Title)

Note: Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee or other fiduciary, please add your title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.